Regulatory Announcement

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RECEIVED

2007 JAN -3 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

EXEMPTION NO. 82 - 5204

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:10 13-Dec-06
Number	PRNUK-1312

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 13 December 2006 it purchased 400,000 of its ordinary shares at a price of 278.4479p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 36,959,142 of its ordinary shares in Treasury and has a total of 704,449,696 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

13 December 2006

SUPPL

END

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PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

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